

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Frank D. Heuszel
Chief Executive Officer
Document Security Systems Inc.
200 Canal View Boulevard, Suite 104
Rochester, NY 14623

> **Re: Document Security Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 19, 2020**
> **File No. 001-32146**

Dear Mr. Heuszel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 19, 2020

General

1. Please include the information about the acquired company required pursuant to Item 14(c)(2) of Schedule 14A and Part C, Item 17 of Form S-4. Refer generally to Note A of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing